Exhibit 99.1

The9 Obtained Exclusive Publishing License of “MIR M” IP, A New Chinese Edition of Mobile and PC Game from Wemade

Shanghai China, May 24, 2024 — The9 Limited (Nasdaq: NCTY) (the “Company”), an established Internet company, today announced that its wholly-owned subsidiary China Crown Technology Limited (“China Crown”), a company incorporated in Hong Kong, entered into an exclusive publishing license agreement (the “License Agreement”) with Wemade Co., Ltd. (“Wemade”). Pursuant to the License Agreement, China Crown will exclusively publish and service the new MIR M game in mainland China, in both Mobile and PC version. The game may include blockchain technology in accordance with relevant PRC laws and regulations, subject to further agreement between the parties. The license term is 5 years from the commercial launch date and may be extended for another 1 year if such extension is not objected by either Party. The Commercial launch is expected in early 2025.

“MIR is one of the biggest game IPs in China. We will work efficiently and effectively with the Korean top game developer Wemade, to bring brand new gaming experience to Chinese gamers. The game operation, publishing and appreciation will be very different from the traditional way. We will also explore the utilization of AI in game development, which the gamers have been looking forward, like improving NPCs, procedural content generation, personalized behavior prediction, etc,” said Mr. George Lai, Director and CFO of the Company.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this announcement is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining. The9 is also stepping into AI application business in different industries.

Investor Relations Contact

Ms. Rebecca Cai
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com

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